SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 21.28 /share (BM&FBOVESPA)
NETC: US$ 12.18 /ADR (Nasdaq)
XNET: EUR 8.77 /share (Latibex)
Total Shares: 342,963,601
Market Capitalization: R$ 7.3 billion
Closing Price: April 27, 2010

1Q10 Earnings Release

São Paulo, April 28, 2010 - Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice (“NET Fone via Embratel”), announces today its results for the first quarter of 2010 (“1Q10”).

Except where stated otherwise, the following financial and operating information is presented in accordance with International Financial Reporting Standards (“IFRS”) on a consolidated and unaudited basis, and includes the operating and financial results of ESC 90, whose acquisition was concluded on June 30, 2009.

Consolidated Financial Results (R$ million, except otherwise indicated)	1Q10	1Q09	1Q10 x 1Q09
Net Revenue	1,261	1,082	16%
EBITDA(a)	369	284	30%
EBITDA Margin	29%	26%
Net Income	46	120	n.a

Net Debt	1,210	1,162	4%
Net Debt / EBITDA (last 12 months)	0,91 x	1,12 x
Net Debt / EV(b)	0,13 x	0,17 x
Operating Highlights ('000, except otherwise indicated)
Homes Passed	10,914	10,327	6%
Bidirectional Homes Passed	8,765	7,666	14%
Pay TV Client base
Connected Clients	3,776	3,347	13%
Penetration over Homes Passed	35%	32%
Churn Rate – last 12 months	15.9%	15.0%
Broadband Client Base
Connected Clients	2,988	2,452	22%
Penetration over Bidirectional Homes Passed	34%	32%
Lines in service	2,662	2,058	29%
Client ARPU (R$/household) (c)	134.63	132.98	1%

(a)	EBITDA does not represent an accounting item or cash flow for the periods presented. Therefore, EBITDA should not be considered an alternative measure of net income (loss), an indicator of operating performance or an alternative to cash flow as a source of liquidity. Since EBITDA is not an accounting item, companies may make adjustments, therefore the definition of EBITDA may not be comparable to that adopted by other companies.
(b)	Enterprise value calculated based on the price of the preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c)	Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average number of households connected.

1Q10 Earnings Release
April 28, 2010

EXECUTIVE SUMMARY

NET is a pioneer in the launch of HD, and this year one of its main objectives is to expand the number of subscribers with access to high definition (HD), taking advantage of the opportunity presented by the World Cup. As a result of its efforts, NET has become the leading Pay TV operator in the HD segment in Brazil and enjoys the highest recall among operators offering this service, based on the survey conducted in February this year by TNS Research International. With various packages featuring channels that truly spark the interest of consumers, NET continues to expand its leadership.

In partnership with the São Paulo state government, in December 2009, NET launched the low-income internet service “Internet Popular” in 47 of the state’s municipalities, including the state capital. Sales of this service have had a positive impact on results, since it not only helps fuel Broadband sales in São Paulo state, but also expands internet access to a larger share of the state’s population.

The Pay TV subscriber base ended 1Q10 with 3,776,000 clients, up 13% from 3,347,000 at the end of 1Q09. The Broadband Base totaled 2,988,000 clients at end 1Q10, up 22% from 2,452,000 in 1Q09. Lines in service at end 1Q10 stood at 2,662,000, up 29% from 2,058,000 lines at end 1Q09.

Net Revenue climbed from R$ 1,082.2 million in 1Q09 to R$ 1,260.6 million in 1Q10, representing a 16% increase, basically due to the expansion in the subscriber base for all services offered.

Operating Costs rose from R$ 515.8 million in 1Q09 to R$ 601.4 million in 1Q10, representing a 17% increase. As a percentage of net revenue, operating costs were stable at 47.7% . The increase reflects the higher costs with programming, broadband usage and call center operations fueled by the expansion in the customer and product base. On the other hand, the Indefeasible Right of Use (IRU) agreement to use Embratel’s transmission capacity reduced operational costs by R$ 41.4 million.

Selling, General and Administrative Expenses were R$ 275.1 million in 1Q10, up 4% from R$ 265.3 million in 1Q09. As a percentage of net revenue, these expenses fell from 24.5% to 21.8% . Selling Expenses in 1Q10 increased 17% from 1Q09, mainly reflecting the launch of the marketing campaign “Eu quero é mais”, and remained stable at 9.8% as a percentage of net revenue. G&A Expenses increased 7% from 1Q09, due to higher expenses with systems monitoring services in the field and with base and billing management. As a percentage of net revenue, these expenses declined from 12.4% in 1Q09 to 11.4% in 1Q10.

EBITDA (earnings before interest, tax, depreciation and amortization) was R$ 369.2 million in 1Q10, expanding by 30% from R$ 284.2 million in 1Q09. Meanwhile, EBITDA margin stood at 29% in the quarter, in line with the Company’s expansion strategy.

In 1Q10, Capex was R$ 161.0 million, 24% lower than in 1Q09. The lower investment reflects the lower expenses with home installations. Of the total invested, the variable portion represented 72% and was mainly allocated to home installations, purchases of digital and high-definition decoders and infrastructure adjustments.

OPERATING PERFORMANCE
  NET ended 1Q10 with 10,451,000 Revenue Generating Units (“RGUs”), a 19% increase from the 8,778,000 RGUs in 1Q09. The increase in RGUs, which are composed of the sum of Pay TV, Broadband, Voice and Digital Video services, reflects how NET has been increasing the consumption of its products in each household.

  The Pay TV subscriber base ended 1Q10 with 3,776,000 clients, up 13% from 3,347,000 in 1Q09. Net additions totaled 86,000 in the quarter. The Digital Video base reached 1,025,000 clients, up 11% from 1Q09, representing 27% penetration in the overall Pay TV base.

  The Broadband Base ended the quarter with 2,988,000 subscribers, up 22% from 2,452,000 subscribers at end 1Q09. Broadband net additions totaled 106,000 in the quarter. Broadband in the Pay TV base reached 79%, but represented only 34% of households in bidirectional areas. In addition, for the fifth consecutive time, Net Virtua won the award for Brazil’s most reliable broadband sponsored by the magazine Info Exame in its April 2010 edition.

  The number of Fixed Lines in Service totaled 2,662,000 in 1Q10, with net additions in the quarter of 105,000 lines.

  The churn rate (disconnection rate) for the Pay TV subscriber base increased from 15.0% in 1Q09 to 15.9% in 1Q10. Although the current churn rate is one of the lowest compared to other regions, the Company is working to identify possible causes in order to reverse the upward trend observed in recent quarters.

1Q10 Earnings Release
April 28, 2010

  Consolidated average revenue per user (ARPU) stood at R$ 134.63 in 1Q10, up 1% from R$ 132.98 in 1Q09, chiefly due to the expansion in the NET Digital HD subscriber base.

  Indicators for the quality of the services rendered by NET and for the quality of its customer service have been improving, with high levels of service quality and customer satisfaction. An indicator considered very important, which is resolution of clients’ problems on the first visit, reached 92% in March. Reflecting the optimization of processes and preventive measures such as investments in the network, the number of calls to the call center fell by 36% in 1Q10.

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

1	Gross Revenue stood at R$ 1,661.3 million in the quarter, up 17% from R$ 1,417.2 million in 1Q09, basically driven by the higher subscription revenue generated by the expansion in the subscriber base.

1.1 Subscription revenue was R$ 1,440.6 million in 1Q10, for growth of 16% from R$ 1,239.5 million in 1Q09, reflecting the larger subscriber base and the annual price increase applied to subscriber contracts pegged to the IGP-M inflation index. Subscription revenue corresponded to 87% of gross revenue in the quarter.

1.2 Hook-up revenue declined by 70% to R$ 8.8 million, from R$ 29.0 million in 1Q09. Since January 2010, the sales model for certain Pay TV packages was modified, with the elimination of the hook-up fee. As a percentage of gross revenue, subscription revenue was 0.5% in 1Q10, compared with 2% in 1Q09.

1.3 Other Revenue in the quarter was R$ 211.9 million, up 43% from R$ 148.7 million in 1Q09. The main drivers of this increase were the growth in voice services and the expansion in the pay-per-view (“PPV”) base between periods. Other Revenue as a percentage of gross revenue in the period was 13%, compared with 10% in 1Q09.

2
Cancelations and Sales Tax totaled R$ 400.8 million in 1Q10, up 20% from R$ 334.9 million in 1Q09, reflecting the revenue growth, which was concentrated in broadband revenue, which is subject to a higher rate of ICMS tax than Pay TV revenue. As a percentage of gross revenue, Cancellations and Sales Taxes corresponded to 24.1% in both 1Q10 and 1Q09.

3	Net Revenue was R$ 1,260.6 million in 1Q10, up 16% from R$ 1,082.2 million in 1Q09. The increase was driven by growth in the subscriber base for all services.

4
Operating Costs were R$ 601.4 million in 1Q10, up 17% from R$ 515.8 million in 1Q09. As a percentage of net revenue, these costs remained stable at 47.7% between the two periods. The items below explain the most important variations:

4.1 Programming costs totaled R$ 296.4 million, increasing 21% from R$ 245.2 million in 1Q09. The increase is basically due to the contractual increases for certain content providers and the expansion in the Pay TV subscriber base. As a percentage of net revenue, Programming costs increased from 22.7% in 1Q09 to 23.5% in 1Q10.

4.2 Costs with Network and Subscriber Maintenance totaled R$ 49.9 million, representing 11% more than the R$ 44.8 million in 1Q09. This increase in costs basically reflects the higher expenses with network maintenance to improve service quality, 19% increase in the number of RGUs, which require a higher number of field services, and the higher number of bidirectional households. As a percentage of net revenue, these costs decreased from 4.1% in 1Q09 to 4.0% in 1Q10.

4.3 Costs with Customer Loyalty Marketing increased 8%, from R$ 3.5 million in 1Q09 to R$ 3.8 million in 1Q10, mainly due to the higher expenses with marketing research. As a percentage of net revenue, these costs remained unchanged between the two periods, at 0.3% .

4.4 Costs with Personnel and Benefits were R$ 92.5 million in 1Q10, up 49% from R$ 62.3 million in 1Q09. In addition to the adjustments in the workforce to meet the demands of the larger client base, workers that previously provided services on an outsourcing basis were hired with a view to improving quality and reducing costs. As a percentage of net revenue, these costs increased from 5.8% in 1Q09 to 7.3% in 1Q10.

4.5 Costs with Internet Access, Call Center and Other were R$ 158.8 million in 1Q10, down 1% from R$ 160.0 million in 1Q09. This reduction was due to the IRU agreement, which reduced internet access costs by R$ 41.4 million in 1Q10. Total costs with Internet Access reflect the 22% expansion in the broadband subscriber base and the continuous increase in link consumption and broadband use. Costs with the Call Center grew due to the contracting of additional service points to continue improving service quality and meet the requirements of the larger client base. As a percentage of net revenue, Internet Access, Call Center and Other declined from 14.8% in 1Q09 to 12.6% in 1Q10.

1Q10 Earnings Release
April 28, 2010

5	Selling, General and Administrative (SG&A) Expenses stood at R$ 275.1 million in the quarter, 4% higher than the R$ 265.3 million in the 1Q09. This variation is explained below:

5.1 Selling Expenses were R$ 124.1 million in the quarter, a 17% increase from R$ 105.7 million in 1Q09. The marketing campaign “Eu quero é mais” was launched in 1Q10, increasing expenses with advertising and marketing. Selling expenses as a percentage of net revenue remained stable at 9.8% between the periods.

5.2 G&A Expenses increased 7% to R$ 143.5 million in 1Q10, from R$ 134.2 million in 1Q09. The increase is explained by the higher expenses with field monitoring systems and base and billing management. As a percentage of net revenue, these expenses declined from 12.4% in 1Q09 to 11.4% in 1Q10, demonstrating better control of this expense line.

5.3 Other Administrative Expenses were R$ 7.5 million in 1Q10, down 71% from R$ 25.4 million in 1Q09, as a result of the lower provisions for civil contingencies and inventory losses. As a percentage of net revenue, this line corresponds to only 0.6% .

6
The Provision for Bad Debt was R$ 14.9 million, down 12% from R$ 16.9 million in 1Q09, demonstrating the continued good quality of our portfolio and that collections initiatives remain adequate. As a percentage of gross revenue, this line corresponded to 0.9% in 1Q10, versus 1.2% in 1Q09.

7
EBITDA (earnings before interest, tax, depreciation and amortization) was R$ 369.2 million in 1Q10, with EBITDA margin of 29%, for growth of 30% on the EBITDA of R$ 284.2 million in 1Q09, when EBITDA margin stood at 26%.

8
Expenses with Depreciation and Amortization grew 55% to R$ 216.0 million, from R$ 139.4 million in 1Q09. Depreciation expenses rose 24%, mainly due to the higher number of residential installations and digital decoders. Expenses with amortization were affected by the amortization of assets generated by the IRU agreement.

9	EBIT (earnings before interest and tax) was R$ 153.2 million, up 6% from R$ 144.8 million in 1Q09.

NET FINANCIAL RESULT

(R$ '000)	1Q10	4Q09	1Q09
Net Financial Result	(76,636)	(41,100)	(32,342)
Monetary Indexation, net	(208)	(4,032)	(643)
Gain (loss) on exchange rate, net	(28,777)	(1,202)	5,989
Financial expenses	(86,162)	(62,912)	(61,772)
Financial income	38,510	27,046	24,084

1	The Net Financial Result was an expense of R$ 76.6 million in 1Q10, versus an expense of R$ 32.3 million in 1Q09. The composition of NET’s Financial Result is presented below:

1.1 Net Monetary Indexation stood at R$ 0.2 million, versus R$ 0.6 million in 1Q09, due to the lower monetary restatement on provisions for contingencies in the quarter.

1.2 Net Exchange Variation registered a loss of R$ 28.8 million in 1Q10, compared with a gain of R$ 6.0 million in 1Q09, due to the depreciation in the Brazilian real against the U.S. dollar in the quarter, which generated exchange losses on dollar denominated loans, Banco Inbursa, the Perpetual Bonds and the Global Notes 2020.

1.3 Financial Expenses were R$ 86.2 million in 1Q10, up 40% on the R$ 61,8 million in 1Q09, due to interest on the loan for the Global Notes 2020, which did not occur in 1Q09

1.4 Financial Revenue was R$ 38.5 million, up 60% from R$ 24.1 million in 1Q09 due to higher cash flow.

1Q10 Earnings Release
April 28, 2010

INCOME TAX AND NET INCOME

(R$ '000)	1Q10	4Q09	1Q09
Income Tax and Social Contribution	(30,643)	176,744	7,676
Current	(10,875)	(5,826)	(26,321)
Deferred	(19,767)	182,570	33,997
Constitution of Tax Loss Carryforward and and Temporary Differences	(19,234)	184,163	35,590
Goodwill Amortization	(533)	(1,593)	(1,593)

1	Income Tax and Social Contribution Tax (current and deferred) was an expense of R$ 30.6 million in 1Q10, versus a gain of R$ 7.7 million in 1Q09. This variation is explained below:

1.1 Expenses with Income Tax and Current Social Contribution Tax declined from R$ 26.3 million in 1Q09 to R$ 10.9 million in 1Q10, mainly due to the merger of subsidiaries during the second half of 2009, which improved the organizational structure and optimized the use of tax credits.

1.2 Deferred Income Tax and Social Contribution Tax went from positive R$ 34.0 million in 1Q09 to negative R$ 19.8 million in 1Q10. With the adoption of International Financial Reporting Standards (IFRS), NET began to recognize income and social contribution taxes using the accrual method based on the estimated average annual effective rate applicable on income before tax, in accordance with CPC21.

2	The Company ended 1Q10 with Net Income of R$ 45.9 million, compared with R$ 120.1 million in 1Q09.

LIQUIDITY, CAPITALIZATION AND DEBT

(R$ '000)	1Q10	4Q09	1Q09
Short Term Debt	116,241	85,475	99,333

Interests	52,473	24,198	54,847
Finame	63,768	61,278	44,486

Long Term Debt	2,129,988	2,113,329	1,700,920

Finame	143,411	154,999	145,807
CCB	170,000	170,000	170,000
Debentures 6th issuance	578,176	578,046	577,865
Inbursa	353,188	345,164	459,968
Global Notes 2020	618,063	603,940	-
Perpetual Notes	267,150	261,180	347,280

Total Debt	2,246,229	2,198,805	1,800,253

Cash and Cash Equivalents	1,036,269	1,015,605	638,461

Net Debt	1,209,960	1,183,200	1,161,792

% of Total Debt Short Term	5%	4%	6%
% of Total Debt Long Term	95%	96%	94%
US dollar-denominated debt	1,273,293	1,235,680	833,109
% of Total Debt	56.7%	56.2%	46.3%
Brazilian real-denominated debt	972,936	963,124	967,144
% of Total Debt	43.3%	43.8%	53.7%

  Gross debt, which includes principal and interest, ended 1Q10 at R$ 2,246.2 million, for an increase of 25% on a year earlier. In November 2009, the Company issued US$ 350 million in Global Notes 2020, which increased gross debt. Foreign currency debt increased from 46.3% of total debt in 1Q09 to 56.7% in 1Q10. Short-term debt accounted for 5% of total debt in the quarter.

  Cash and Equivalents totaled R$ 1,036.3 million at the end of 1Q10, up 62% from R$ 638.5 million in 1Q09, mainly due to the Global Notes 2020 issue.

  Net Debt in 1Q10 amounted to R$ 1,210.0 million, a 4% increase from R$ 1,161.8 million in 1Q09. The Net Debt to EBITDA ratio stood at 0.91x in 1Q10, versus 1.12x in 1Q09.

  The table below shows the evolution in the Company’s main financial indicators:

1Q10 Earnings Release
April 28, 2010

Financial Ratios	1Q10	4Q09	1Q09
EBITDA / Interest Expenses	5.50	5.90	5.01
Current Ratio	1.57	1.43	1.22
Net Debt / EBITDA	0.91	0.95	1.12
Total Debt / EBITDA	1.69	1.77	1.74
Net Debt/ FV	0.13	0.13	0.17

EBITDA / Household	$318	$310	$292
Net Revenues/ Household	$1,149	$1,150	$1,110

CAPEX

The majority of NET’s investments (Capex) continue to be allocated to acquiring subscribers, installation personnel and the equipment and infrastructure adjustments required to support subscriber growth.

In 1Q10, Capex amounted to R$ 161.0 million, down 24% from R$ 214.2 million in 1Q09, mainly due to the lower number of new hook-ups in 1Q10. Of the total invested, the variable portion represented 72% and was allocated to the purchase of equipment and to residential installations, both of which are related to subscriber acquisition efforts.

CAPITAL MARKETS

NET shares continued to enjoy solid liquidity on both the BM&FBovespa and the Nasdaq. Average daily trading volume on the BM&FBovespa was R$ 30.9 million in 1Q10, increasing by 121% from R$ 14 million in 1Q09. Meanwhile, average daily trading volume on the Nasdaq was US$ 13 million in 1Q10 compared to US$ 3 million in 1Q09.

1Q10 Earnings Release
April 28, 2010

UPCOMING EVENTS

1.	Conference Call – 1Q10 Earnings Results

Date: April 28, 2010

IFRS (in Portuguese):

	10:00 a.m. (Brasília time)	Phone number: +55 (11) 4688-6361

Code: NET

Replay until May 4, 2010: (11) 4688-6312

Code: 45894
Live webcast at http://ri.netservicos.com.br

IFRS (in English):

	11:30 a.m. (Brasília time)	Phone number: + 1 (412)858-4600

Code: NET

Replay until May 6, 2010: +1 (412) 317-0088

Replay code: 439671#

Live webcast at http://ri.netservicos.com.br

2.	Public Meetings

	São Paulo- APIMEC	Rio de Janeiro- APIMEC

	Venue: Caesar Park Business Faria Lima	Venue: JW Marriott Hotel

	Rua Olimpíadas, 205 - Vila Olimpia – sala 2	Av. Atlântica, 2600 - Sala Wayana

	Date: May 6, 2010	Date: May 7, 2010

	Time: 08:30 a.m. (Brasilia time)	Time: 09:00 a.m. (Brasilia time)

3.	Scheduled Dates for Upcoming Results

2Q10 --> July 20, 2010

3Q10 --> October 27, 2010

The forward-looking statements contained in this document relating to the business prospects, projections of operating and financial results and the growth prospects of NET are merely estimates, and as such are based exclusively on Management’s expectations on the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

1Q10 Earnings Release
April 28, 2010

FINANCIAL STATEMENTS IN IFRS (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	1Q10	4Q09	1Q09
IFRS - (R$ thousands)

Revenues
Subscription revenue	1,440,573	1,408,809	1,239,484
Hook-up revenue	8,805	34,083	28,981
Other Revenues	211,941	177,541	148,691
Gross Revenues	1,661,318	1,620,433	1,417,155
Sales deductions	(400,761)	(385,740)	(334,942)
Net Revenue	1,260,558	1,234,693	1,082,213
Operating costs	(601,383)	(611,870)	(515,776)
Programming	(296,438)	(276,722)	(245,232)
Network Maintenance and Subscriber costs	(49,860)	(62,309)	(44,800)
Loyaty Marketing Costs	(3,757)	(4,346)	(3,495)
Payroll and Benefits	(92,533)	(92,084)	(62,292)
Internet Access, Call Center and Others	(158,794)	(176,408)	(159,957)
Selling, General and Adminstrative Expenses	(275,133)	(266,143)	(265,319)
Selling Expenses	(124,120)	(116,048)	(105,697)
General and Adminstrative Expenses	(143,529)	(138,733)	(134,237)
Other Administrative Expenses	(7,485)	(11,364)	(25,385)
Bad Debt Expenses	(14,879)	(8,793)	(16,938)
EBITDA	369,163	347,888	284,180
EBITDA margin	29%	28%	26%

Depreciation and Amortization	(215,995)	(177,693)	(139,408)
Depreciation	(146,811)	(141,299)	(118,191)
Amortization	(69,184)	(36,394)	(21,217)
EBIT	153,167	170,195	144,772
EBIT margin	12%	14%	13%

Net Monetary Indexation	(208)	(4,032)	(643)
Net Foreign Exchange Variation	(28,777)	(1,202)	5,989
Financial Expenses	(86,162)	(62,912)	(61,772)
interest, charges, arrears and fine	(52,677)	(48,560)	(48,463)
interest financial expenses others (suppliers and taxes)	(14,402)	(10,393)	(8,209)
other financial expenses	(19,082)	(3,959)	(5,100)
Financial Income	38,510	27,046	24,084

Income/(loss) bef. Investees, min.ints.	76,529	129,094	112,430
Current income Tax and Social Contribution tax	(10,875)	(5,826)	(26,321)
Deferred Income Tax and Social Contribution tax	(19,767)	182,570	33,997

Net Income (loss)	45,887	305,840	120,106

1Q10 Earnings Release
April 28, 2010

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	1Q10	4Q09	1Q09
IFRS (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	1,015,605	595,864	736,880

Results of the period	45,887	305,840	120,106

Non-cash items	321,709	(5,684)	168,040
Exchange losses, monetary indexation and interest expenses, net	18,557	(626)	946
Depreciation and Amortization	215,995	177,693	138,076
Diferred income taxes	19,767	(182,570)	(33,998)
Estimated liability for tax, labor and civil claims and assesssments	11,878	(44,936)	11,825
Interest on loans, net	52,304	48,517	47,555
Gain (loss) on Hedge	3,499	(2,522)	(4,814)
Result on sale of assets, net	(291)	(1,240)	8,450
Decrease (Increase) in assets	9,390	8,752	34,052
Trade accounts receivable	(27,863)	(31,892)	(6,498)
Recoverable income taxes	6,548	30,191	54,818
Prepaid expenses	2,573	(3,783)	(2,278)
Inventories and others assets	1,787	(4,247)	4,018
Other Assets	26,345	18,483	(16,008)
Increase (decrease) in liabilities	(162,998)	(30,240)	(206,474)
Accounts payables to supliers and programmers	(49,788)	11,215	(72,318)
Income taxes payable	(17,457)	(62,608)	(60,234)
Payroll and related charges	(81,553)	3,218	(51,199)
Sales taxes, accrued expenses and other liabilities	32,295	36,415	(29,334)
Deferred income	(46,495)	(18,480)	6,611
Increase (decrease) in workine capital	(153,608)	(21,488)	(172,422)
Cash flow from investing activities	(160,014)	(385,000)	(213,900)
Acquisitions of investments	-	(212)	-
Acquisition of property and equipment	(160,961)	(386,013)	(214,202)
Proceeds from the sale of equipment	947	1,225	302
Cash flow from financing activities	(33,310)	526,074	(243)
Issuances	4,514	603,139	20,623
Repayments	(37,824)	(77,065)	(20,866)
Change in cash and cash equivalents	20,664	419,741	(98,419)
Cash and cash equivalents, end of the period	1,036,269	1,015,605	638,461

1Q10 Earnings Release
April 28, 2010

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q10%		4Q09%		1Q09%
IFRS (R$ thousand) - non-audited
Assets
Cash & cash equivalents	1,036,269	12.5%	1,015,605	12.2%	638,461	10.0%
Account receivable from subscriber - net	291,815	3.5%	263,952	3.2%	172,603	2.7%
Other receivables	6,760	0.1%	37,268	0.4%	44,636	0.7%
Income tax recoverable	29,006	0.4%	3,624	0.0%	8,721	0.1%
Prepaid expenses	30,669	0.4%	33,215	0.4%	26,686	0.4%
Inventories	56,976	0.7%	58,763	0.7%	57,739	0.9%
Prepaid rights of use	174,463	2.1%	175,088	2.1%	0	0.0%
Total Current Assets	1,625,958	19.6%	1,587,515	19.0%	948,845	14.8%
Assets	2,777,530	33.5%	2,767,037	33.2%	2,323,203	36.3%
Prepaid rights of use	616,464	7.4%	659,842	7.9%	0	0.0%
Intangible	2,502,583	30.2%	2,523,168	30.3%	2,438,592	38.1%
Other Assets	757,984	9.2%	796,229	9.6%	694,505	10.8%
Judicial Deposits	76,956	19.6%	74,609	0.9%	119,126	1.9%
Diferred taxes recoverable	676,786	8.2%	714,992	8.6%	567,909	8.9%
Other receivables	4,242	0.1%	6,628	0.1%	7,470	0.1%
Total Long-term Assets	6,654,561	80.4%	6,746,276	81.0%	5,456,299	85.2%
Total Assets	8,280,519	100.0%	8,333,791	100.0%	6,405,145	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	402,528	4.9%	452,317	5.4%	410,752	6.4%
Provision for payables	19,690	0.2%	32,382	0.4%	12,400	0.2%
Income tax payable	848	0.0%	2,586	0.0%	6,805	0.1%
Short-term debt	103,442	1.2%	81,125	1.0%	75,407	1.2%
Debentures	18,462	0.2%	4,350	0.1%	23,926	0.4%
Payroll accruals	17,820	0.2%	18,648	0.2%	14,712	0.2%
Other payable accounts	482,641	5.8%	520,534	6.2%	232,130	3.6%
Tax accruals	56,344	0.7%	70,270	0.8%	79,136	1.2%
Payroll provision	91,693	1.1%	163,030	2.0%	88,787	1.4%
Other debts	129,990	1.6%	79,006	0.9%	64,206	1.0%
Deferred income	204,614	2.5%	208,228	2.5%	0	0.0%
Total Curret Liabilities	1,045,431	123.6%	1,111,941	13.3%	776,132	12.1%
Long-term debt	1,546,149	18.7%	1,535,283	18.4%	1,123,055	17.5%
Debentures	578,176	7.0%	578,046	6.9%	577,865	9.0%
Payroll and Benefits	10,883	0.1%	20,272	0.2%	22,918	0.4%
Taxes and contributions payable	185,974	2.2%	188,698	2.3%	186,977	2.9%
Provision for contingencies	619,183	7.5%	605,363	7.3%	719,233	11.2%
Future periods results	105,588	1.3%	122,437	1.5%	100,523	1.6%
Others Debts	1,924	0.0%	4,395	0.1%	6,770	0.1%
Deferred Income - RGU	633,810	7.7%	659,842	7.9%	0	0.0%
Total Long Term Liabilities	3,681,686	44.5%	3,714,335	44.6%	2,737,341	42.7%
Total Liabilities	4,727,117	57.1%	4,826,276	57.9%	3,513,473	54.9%
Capital Stock	5,599,320	67.6%	5,599,320	67.2%	5,599,320	87.4%
Goodwill reserves	153,168	1.8%	153,168	1.8%	153,168	2.4%
Accumulated Losses	(2,199,086)	-26.6%	(2,244,973)	-26.9%	(2,860,816)	-44.7%
Shareholders' Equity	3,553,402	42.9%	3,507,515	42.1%	2,891,672	45.1%
Liabilities and Stockholders´ Equity	8,280,519	193.0%	8,333,791	100.0%	6,405,145	100.0%

1Q10 Earnings Release
April 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.